January 29, 2020
Via E-mail

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004


       Re:     TEGNA Inc.
               Soliciting Materials filed pursuant to Rule 14a-12
               Filed January 15 and 16, 2020 by Standard General L.P., Standard General
                  Master Fund L.P., Soohyung Kim, Colleen B. Brown, Ellen
McClain
                  Haime, Deborah McDermott, Stephen Usher, David Glazek, and Michael
                  Perrone
               File No. 001-06961

Dear Mr. de Wied:

       We have reviewed the above-captioned filings and have the following comments.

       Please respond to this letter by amending the referenced filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in response to this comment, we may have additional comments.

       If you do not believe our comment applies to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

1. Refer to your statement that Standard General L.P. and its nominees have "demonstrated our commitment by making an investment that is approximately 20 times that of the current board and management combined." In future filings, please revise your disclosure to clarify that three of your nominees do not own any shares of TEGNA. Additionally, address how the ownership, or lack thereof, of TEGNA shares by your individual nominees will affect the alignment of interests of those nominees with current TEGNA shareholders.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your disclosure that the company board has "a questionable M&A strategy" and that the company has "excessive leverage."

                                               *   *   *
 Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
January 29, 2020
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to me at (202) 551-7951. You may also contact Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions